Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CD&L, Inc.:

We have audited the accompanying consolidated balance sheets of CD&L, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. Our audit also included the financial statement schedule for the years ended December 31, 2005 and 2004. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CD&L, Inc. and Subsidiaries as of December 31, 2005 and 2004, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule for the years ended December 31, 2005 and 2004, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ J.H.COHN LLP

Roseland, New Jersey

March 29, 2006

CD&L, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	DECEMBER 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$837	$617
Accounts receivable, less allowance for doubtful accounts of $542 and $1,330 in 2005 and 2004, respectively (Notes 2 and 8)	26,376	21,548
Deferred income taxes (Notes 2 and 10)	157	1,248
Prepaid expenses and other current assets (Note 4)	3,891	3,606

Total current assets	31,261	27,019
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net (Notes 2 and 5)	3,438	1,946
GOODWILL, net (Notes 2 and 6)	11,531	11,531
OTHER INTANGIBLE ASSETS AND DEFERRED FINANCING COSTS, net (Notes 2 and 6)	1,185	1,737
SECURITY DEPOSITS	932	509

Total assets	$48,347	$42,742

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 8)	$8,921	$4,809
Current maturities of long-term debt (Notes 2 and 8)	552	487
Accounts payable and bank overdrafts (Note 2)	6,946	4,200
Accrued expenses and other current liabilities (Note 7)	8,477	9,460

Total current liabilities	24,896	18,956
LONG-TERM DEBT, net of current maturities (Notes 2 and 8)	5,292	9,812
DEFERRED INCOME TAXES (Notes 2 and 10)	1,361	1,100
OTHER LONG-TERM LIABILITIES	414	270

Total liabilities	31,963	30,138

COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)
STOCKHOLDERS’ EQUITY (Notes 12, 13 and 14):
Preferred stock, $.001 par value; 2,000,000 shares authorized; 393,701 shares issued and outstanding in 2005 and 2004	4,000	4,000
Common stock, $.001 par value; 30,000,000 shares authorized, 10,041,846 and 9,385,678 shares issued in 2005 and 2004, respectively	10	9
Additional paid-in capital	15,592	14,320
Treasury stock, 29,367 shares at cost	(162)	(162)
Accumulated deficit	(3,056)	(5,563)

Total stockholders’ equity	16,384	12,604

Total liabilities and stockholders’ equity	$48,347	$42,742

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CD&L, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	FOR THE YEARS ENDED DECEMBER 31,
	2005	2004
Revenue (Note 2)	$221,883	$197,724
Cost of revenue (exclusive of depreciation and amortization)	178,292	160,270

Gross profit	43,591	37,454

Selling, general and administrative expenses	36,809	31,105
Depreciation and amortization	1,115	1,051
Other (income) expense, net (Note 15)	(31)	601
Interest expense	1,529	1,859

	39,422	34,616

Income before provision for income taxes	4,169	2,838
Provision for income taxes (Notes 2 and 10)	1,662	1,255

Net income	$2,507	$1,583

Net income per share (Note 2):
Basic	$.26	$.20

Diluted	$.15	$.13

Basic weighted average common shares outstanding	9,465	7,737

Diluted weighted average common shares outstanding	20,082	14,513

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CD&L, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands, except share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE AT DECEMBER 31, 2003	—	$—	7,658,660	$8	$12,883	$(162)	$(7,146)	$5,583
Senior Debt restructuring	393,701	4,000	—	—	(172)	—	—	3,828
Rights offering	—	—	1,697,651	1	1,609	—	—	1,610
Net income	—	—	—	—	—	—	1,583	1,583

BALANCE AT DECEMBER 31, 2004	393,701	4,000	9,356,311	9	14,320	(162)	(5,563)	12,604
Conversion of Series B Convertible Notes	—	—	656,168	1	1,272	—	—	1,273
Net income	—	—	—	—	—	—	2,507	2,507

BALANCE AT DECEMBER 31, 2005	393,701	$4,000	10,012,479	$10	$15,592	$(162)	$(3,056)	$16,384

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CD&L, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	FOR THE YEARS ENDED DECEMBER 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,507	$1,583
Adjustments to reconcile net income to net cash provided by (used in) operating activities —
Gain on disposal of equipment and leasehold improvements	(7)	(16)
Depreciation and amortization, including amortization of deferred financing costs	1,184	1,244
Deferred financing charge/original issue discount (OID) write-off	160	628
Allowance for doubtful accounts	(788)	458
Deferred income tax expense	1,352	1,546
Changes in operating assets and liabilities
(Increase) decrease in —
Accounts receivable	(4,040)	(3,220)
Prepaid expenses and other current assets	(345)	(1,080)
Note receivable, security deposits and other assets	(423)	99
Increase (decrease) in —
Accounts payable and accrued liabilities and bank overdrafts	1,763	(732)
Other long-term liabilities	144	30

Net cash provided by operating activities	1,507	540

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to equipment and leasehold improvements	(2,305)	(1,254)
Proceeds from sale of equipment and leasehold improvements	28	20

Net cash used in investing activities	(2,277)	(1,234)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayments of) short-term borrowings, net	4,112	(958)
Repayments of long-term debt	(3,127)	(1,447)
Proceeds from long-term debt	5	1,000
Proceeds from rights offering	—	1,610
Deferred financing costs	—	(591)

Net cash provided by (used in) financing activities	990	(386)

Net increase (decrease) in cash and cash equivalents	220	(1,080)
CASH AND CASH EQUIVALENTS, beginning of year	617	1,697

CASH AND CASH EQUIVALENTS, end of year	$837	$617

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS:

CD&L, Inc. (the “Company” or “CD&L”) was founded in June 1994.

The Company provides an extensive network of same-day delivery services to a wide range of commercial, industrial and retail customers. The Company’s operations are currently concentrated on the East Coast, with continued growth on the West Coast.

The Company has an accumulated deficit of ($3,056,000) as of December 31, 2005. As discussed in Note 8, on numerous occasions, the Company has had to amend and obtain waivers of the terms of its credit facilities and senior debt as a result of covenant violations or for other reasons. On April 14, 2004, the Company restructured its senior debt. The restructuring included an agreement among the Company, its lenders, members of CD&L management and others which improved the Company’s short-term liquidity and reduced interest expense.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation —

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates in the Preparation of the Financial Statements —

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents —

CD&L considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. Bank overdrafts of $3,790,000 and $2,096,000 are included in accounts payable as of December 31, 2005 and 2004, respectively.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments when due or within a reasonable period of time thereafter. The Company does not obtain collateral. The Company estimates the amount of the allowance for doubtful accounts by evaluating past due aging trends, analyzing customer payment histories and assessing market conditions relating to its customers’ operations and financial condition.

Equipment and Leasehold Improvements —

Equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets subject to capital leases are amortized over the shorter of the terms of the leases or the estimated useful lives of the assets.

Vehicle Maintenance and Repair —

Vehicle maintenance and repair costs are expensed as incurred. Vehicle maintenance and repair expenses were $164,000 and $291,000 for the years ended 2005 and 2004, respectively. These expenses are included as a component of Cost of Revenue on the Consolidated Statements of Operations. Due to the nature of the Company’s operations, the bulk of its vehicles are vans, pickups and passenger cars. As such, the Company does not incur significant overhaul expenses that require capitalization.

Goodwill —

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). This Statement required that goodwill no longer be amortized over an estimated useful life but be considered as having an indefinite life and tested for impairment on an annual basis. As required by SFAS 142, annual impairment tests were completed at the end of fiscal 2005 and 2004 and the Company determined that there was no impairment.

The carrying amount of the Company’s goodwill is significant relative to total assets and stockholders’ equity. The Company reviews goodwill for impairment on at least an annual basis using several fair-value based tests, which include, among others, a discounted cash flow and terminal value computation as well as comparing the Company’s market capitalization to its book value. The discounted cash flow and terminal value computation are based on management’s estimates of results from future operations. Changes in business conditions or interest rates could materially impact management’s estimates of results from future operations and, consequently, the Company’s evaluation of fair value could result in an impairment of goodwill. Such impairment, if any, could have a significant impact on the Company’s reported results from future operations and financial condition.

Deferred Financing Costs —

The costs incurred to obtain debt financing, including all related fees, are included in other intangible assets and deferred financing costs in the accompanying consolidated balance sheets and are amortized as interest expense over the term of the related financing, usually from 3 — 7 years. Such costs are amortized over the term of the related debt agreements using the straight-line method, which approximates that of the effective interest method.

Insurance —

The Company insures certain of its risks through insurance policies, but retains risk as a result of its deductibles related to such insurance policies. The Company’s deductible for workers’ compensation is $500,000 per loss. The deductible for employee health medical costs is $150,000 per loss. Effective July 1, 2003, automobile liability coverage is maintained for covered vehicles through a fully insured indemnity program with no deductible. The Company reserves the estimated amounts of uninsured claims and deductibles related to such insurance retentions for claims that have occurred in the normal course of business. These reserves are established by management based upon the recommendations of third party administrators who perform a specific review of open claims, which include fully developed estimates of both reported claims and incurred but not reported claims, as of the balance sheet date. Actual claim settlements may differ materially from these estimated reserve amounts. As of December 31, 2005, the Company has accrued approximately $1,200,000 for estimated losses incurred, but not reported. The Company has also accrued $196,000 for incurred, but unpaid, employee health medical costs as of December 31, 2005.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of the premium payments made by CD&L to its shared captive insurance company (the “Captive”) includes allocated amounts to fund the losses that are in a risk-sharing layer of the Captive. If losses for a member of the Captive exhaust the funds that the member is required to pay to the Captive for a given policy year, the excess losses are shared among all other members of the Captive, on a proportional basis, based on member premiums.

In connection with the renewal of certain of the Company’s insurance policies, CD&L entered into an agreement to finance annual insurance premiums. A total of $1,676,000 was financed through this arrangement as of July 30, 2005. Monthly payments, including interest, amount to $170,000. The interest rate is 4.75% and the note matures in May 2006. The related annual insurance premiums were paid to the various insurance companies at the beginning of each policy year. The outstanding debt amount of $841,000 at December 31, 2005 ($619,000 at December 31, 2004) is included in short-term borrowings. The corresponding prepaid insurance has been recorded in prepaid expenses and other current assets.

The Company also requires its independent contractors to maintain auto insurance coverage, as well as workers’ compensation or occupational accident insurance.

Significant Customers —

For the years ended December 31, 2005 and 2004, our four largest customers accounted for 28.1% and 31.0% of revenue, respectively. As of December 31, 2005 and 2004, these customers accounted for 19.3% and 19.9% of gross accounts receivable, respectively. For the years ended December 31, 2005 and 2004, our two largest customers accounted for 15.6% and 18.0% of revenue, respectively.

Revenue Recognition —

Revenue is recognized when pervasive evidence of an arrangement exists, the price to the customer is fixed or determinable and collection is reasonably assured. The Company interprets the timing of revenue recognition to be when services are rendered to customers and expenses are incurred. This policy applies to all of the Company’s same-day, time-critical delivery service options, including Rush, Scheduled, Facilities Management and Dedicated Contract Logistics. Certain customers pay in advance, giving rise to deferred revenue.

Income Taxes —

CD&L accounts for income taxes utilizing the asset and liability approach. Deferred income taxes are provided for differences in the recognition of assets and liabilities for tax and financial reporting purposes. Temporary differences result primarily from accelerated depreciation and amortization for tax purposes and various accruals and reserves being deductible for tax purposes in future periods.

Long-Lived Assets —

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which became effective for the Company in 2002, addresses financial accounting and reporting for the impairment or disposal of long-lived assets with definite lives. This Statement extends the reporting requirements to include reporting separately as discontinued operations, components of an entity that have either been disposed of or classified as held-for-sale. The Company shall recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments —

Due to the short maturities of the Company’s cash, receivables and payables, the carrying value of these financial instruments approximates their fair values. The fair value of the Company’s debt is estimated based on the current rates offered to the Company for debt with similar remaining maturities. The Company believes that the carrying value of its debt approximates the fair value of such debt instruments.

Stock-Based Compensation —

The Company applies the intrinsic value method provided for by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options as permitted by SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”). APB 25 only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date the stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock, if such amounts differ materially. The Company has elected to continue to recognize stock-based compensation using the intrinsic value method and has incorporated the additional disclosure requirements of SFAS 123 and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). The Company’s stock options have all been issued with their exercise price at market value at the date of grant. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Pro forma information regarding net income and net income per share is required under the provisions of SFAS 148, and has been determined as if the Company had accounted for its stock options under the fair value method provided for in SFAS 123. As a result of the amendments to SFAS 123 discussed below, the Company will be required to expense the fair value of employee stock options over the vesting period beginning with its first quarter of 2006.

The weighted-average fair value of options granted during the years ended December 31, 2005 and 2004 was $1.89 and $1.06, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2005 and 2004-

	2005	2004
Risk-free interest rate	4.16%	3.10%
Volatility factor	47%	98%
Expected life	6.4 years	7.0 years
Dividend yield	None	None

The pro forma information regarding net income and net income per share were as follows (in thousands, except per share data)-

	2005	2004
Net income — as reported	$2,507	$1,583
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(706)	(482)

Net income — pro forma	$1,801	$1,101

Basic income per share:
Net income per share — as reported	$.26	$.20

Net income per share — pro forma	$.19	$.14

Diluted income per share:
Net income per share — as reported	$.15	$.13

Net income per share — pro forma	$.11	$.09

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Income Per Share —

Basic net income per share represents net income divided by the weighted average shares outstanding. Diluted net income per share represents net income divided by the weighted average shares outstanding adjusted for the incremental dilution of potentially dilutive common shares.

A reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows:

	2005	2004
Basic weighted average common shares outstanding	9,465,078	7,737,084
Effect of dilutive securities:
Stock options and warrants	1,064,919	829,152
Convertible preferred stock	3,937,010	2,952,758
Subordinated convertible debentures	5,579,211	2,952,756
Seller-financed convertible notes	35,724	41,148

Diluted weighted average common shares outstanding	20,081,942	14,512,898

A reconciliation of net income as reported to net income as adjusted for the net effect of dilutive securities follows (in thousands) —

	2005	2004
Net income, as reported	$2,507	$1,583
Effect of dilutive securities:
Interest on subordinated convertible debentures	471	257
Interest on seller-financed convertible notes	12	11

Net income, as adjusted for the effect of dilutive securities	$2,990	$1,851

The following potentially dilutive common shares were excluded from the computation of diluted net income per share because the exercise or conversion price was greater than the average market price of common shares —

	2005	2004
Stock options and warrants	1,430,197	1,774,572
Subordinated convertible debentures	—	1,476,378
Seller-financed convertible notes	135,349	169,244

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Standards and Pronouncements —

In December 2004, SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) was issued. SFAS 123(R) revises SFAS 123 and supersedes APB 25. SFAS 123, as originally issued in 1995, established as preferable a fair value-based method of accounting for share-based payment transactions with employees. However, SFAS 123 as amended permitted entities the option of continuing to apply the intrinsic value method under APB 25 that the Company has been using, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair value-based method been used. SFAS 123(R) requires that the compensation cost relating to all share-based payment transactions, including employee stock options, be recognized in the historical financial statements. That cost will be measured based on the fair value of the equity or liability instrument issued. The Company will be required to apply the guidance in SFAS 123(R) beginning with the first quarter of 2006. At that time, compensation expense related to the Company’s stock-based employee compensation plans will be recorded over the service period in the financial statements, as required by SFAS 123(R).

In December 2004, SFAS No. 153, “Exchanges of Nonmonetary Assets” (“SFAS 153”) was issued. SFAS 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. As of December 31, 2005, the Company is not involved in any exchanges of nonmonetary assets.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Among other changes, SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented based on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

Reclassifications —

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform to the 2005 presentation.

(3) 2004 ACQUISITION:

On March 1, 2004, the Company consummated a transaction providing for the settlement and cancellation of the Promissory Note owed by First Choice which had an outstanding balance of approximately $1,600,000 on that date. Terms of the settlement included the return to the Company of certain Indiana-based assets and liabilities sold by the Company to First Choice in June 2001. The settlement also included the release of certain non-compete agreements and a three-year contingent earn-out based on future net revenue generated by the customer accounts returned. The Company determined that the majority of the value of the settlement related to the value of the customer list included in the assets returned which was determined by the Company based on a discounted cash flow projection. The Company updates its discounted cash flow projection related to the customer list on an annual basis as part of its goodwill and intangibles impairment testing. The Company did not utilize the services of an independent valuation firm. A net intangible asset for the customer list of $1,014,000 and $1,335,000 (net of accumulated amortization of $587,000 and $267,000) is included in the consolidated balance sheets as of December 31, 2005 and 2004, respectively. This asset is being amortized over 5 years.

(4) PREPAID EXPENSES AND OTHER CURRENT ASSETS:

Prepaid expenses and other current assets consist of the following (in thousands) —

	DECEMBER 31,
	2005	2004
Prepaid insurance	$3,196	$2,277
Other receivables	204	219
Prepaid income taxes	—	779
Other	491	331

	$3,891	$3,606

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Equipment and leasehold improvements consist of the following (in thousands)—

		DECEMBER 31,
	USEFUL LIVES	2005	2004
Transportation and warehouse equipment	3-7 years	$929	$1,019
Office equipment	3-7 years	4,486	2,296
Furniture and fixtures	5-7 years	111	103
Leasehold improvements	Lease period	845	748

		6,371	4,166
Less — accumulated depreciation and amortization		(2,933)	(2,220)

		$3,438	$1,946

Included in office equipment is $1,755,000 and $319,000 of information systems not yet in service as of December 31, 2005 and 2004, respectively. Depreciation and amortization expense for equipment and leasehold improvements for the years ended December 31, 2005 and 2004 were approximately $794,000 and $784,000, respectively.

Leased equipment under capitalized leases (included above) consists of the following (in thousands) —

	DECEMBER 31,
	2005	2004
Equipment	$12	$8
Less — accumulated depreciation	(5)	(4)

	$7	$4

The Company entered into capital lease obligations of $4,000 and $0 in 2005 and 2004, respectively, for warehouse equipment.

(6) GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED FINANCING COSTS:

Goodwill consists of the following (in thousands) —

		DECEMBER 31,
	USEFUL LIFE	2005	2004
Goodwill	Indefinite	$17,176	$17,176
Less — accumulated amortization and impairment		(5,645)	(5,645)

		$11,531	$11,531

Other intangible assets and deferred financing costs consist of the following (in thousands) —

		DECEMBER 31,
	USEFUL LIVES	2005	2004
Customer list	5 years	$1,602	$1,602
Less — accumulated amortization		(587)	(267)

Customer list, net		1,015	1,335

Deferred financing costs	3 — 7 years	375	570
Less — accumulated amortization		(205)	(168)

Deferred financing costs, net		170	402

		$1,185	$1,737

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization of deferred financing costs for the years ended December 31, 2005 and 2004 was approximately $81,000 and $149,000, respectively. Amortization of deferred financing costs has been recorded as interest expense.

Estimated amortization of the customer list and deferred financing costs for the years subsequent to December 31, 2005 (in thousands) —

2006	$353
2007	353
2008	353
2009	85
2010	32
Thereafter	9

The customer list will be fully amortized in 2009.

(7) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

Accrued expenses and other current liabilities consist of the following (in thousands) —

	DECEMBER 31,
	2005	2004
Payroll and related expenses	$2,120	$1,911
Third party delivery costs	2,152	2,743
Insurance	2,162	2,157
Professional fees	269	269
Interest	261	216
Uninsured personal injury and property damage claims (Note 11)	555	774
Other	958	1,390

	$8,477	$9,460

(8) SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings —

At December 31, 2005, short-term borrowings totaled $8,921,000 consisting of a line of credit balance of $8,080,000 and $841,000 of outstanding borrowings related to the insurance financing arrangements discussed below. At December 31, 2004, short-term borrowings totaled $4,809,000 consisting of a line of credit balance of $4,190,000 and $619,000 of outstanding borrowings related to the insurance financing arrangements entered into in 2004.

As of June 27, 2002, CD&L and Summit Business Capital Corporation, doing business as Fleet Capital—Business Finance Division, entered into an agreement establishing a revolving credit facility (the “Fleet Facility”) of $15,000,000. The Fleet Facility which was due to expire on June 27, 2005 but was extended through January 31, 2006, provided CD&L with standby letters of credit, prime rate based loans at the bank’s prime rate, as defined, plus 25 basis points (7.50% at December 31, 2005) and LIBOR based loans at the bank’s LIBOR, as defined, plus 225 basis points. Credit availability was based on eligible amounts of accounts receivable, as defined, up to a maximum amount of $15,000,000 and was collateralized by substantially all of the assets, including certain cash balances, accounts receivable, equipment, leasehold improvements and general intangibles of the Company and its subsidiaries. The maximum borrowings outstanding under the Fleet Facility during 2005 were $8,673,000. As of December 31, 2005, the Company had total cash on hand and borrowing availability of $2,965,000 under the Fleet Facility, after adjusting for restrictions related to outstanding standby letters of credit of $4,582,000 and minimum availability requirements.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the terms of the Fleet Facility, the Company was required to maintain certain financial ratios and comply with other financial conditions. The Fleet Facility also prohibited the Company from incurring certain additional indebtedness, limited certain investments, advances or loans and restricted substantial asset sales, capital expenditures and cash dividends. The Company was in compliance with its debt covenants, as amended, as of December 31, 2005.

As of January 31, 2006, CD&L and Bank of America, N.A. (successor by merger to Fleet Capital Corporation) entered into a new agreement (the “Bank of America Facility”) which replaced the prior Fleet Facility. The Bank of America Facility, which expires on September 30, 2008, continues to provide CD&L with standby letters of credit, prime rate based loans at the bank’s prime rate, as defined, and LIBOR based loans at the bank’s LIBOR rate, as defined, plus 200 basis points. Credit availability is based on eligible amounts of accounts receivable, as defined, up to a maximum amount of $20,000,000 and is collateralized by substantially all of the assets, including certain cash balances, accounts receivable, equipment, leasehold improvements and general intangibles of the Company and its subsidiaries.

Insurance Financing Agreements —

In connection with the renewal of certain of the Company’s insurance policies, CD&L entered into an agreement to finance annual insurance premiums. A total of $1,676,000 was financed through this arrangement as of July 30, 2005. Monthly payments, including interest, amount to $170,000. The interest rate is 4.75% and the note matures in May 2006. The related annual insurance premiums were paid to the various insurance companies at the beginning of each policy year. The outstanding debt amount of $841,000 at December 31, 2005 ($619,000 at December 31, 2004) was included in short-term borrowings. The corresponding prepaid insurance has been recorded in prepaid expenses and other current assets.

Long-Term Debt —

On January 29, 1999, the Company completed a $15,000,000 private placement of the senior subordinated notes (the “Senior Notes”) and warrants with three financial institutions. The Senior Notes originally bore interest at 12.0% per annum and are subordinate to all senior debt including the Company’s Fleet Facility. Under the terms of the Senior Notes, as amended, the Company was required to maintain certain financial ratios and comply with other financial conditions contained in the Senior Notes agreement.

At March 31, 2004, the Company owed $11,000,000 of principal on the Senior Notes. On April 14, 2004, an agreement was reached among the Company, BNP Paribas (“Paribas”), Exeter Venture Lenders, L.P. (“Exeter Venture”) and Exeter Capital Partners IV, L.P. (“Exeter Capital”) and together with Exeter Venture and Paribas (the “Original Note holders”) and certain members of CD&L management and others (“Investors”) as to the financial restructuring of the Senior Notes. The Original Note holders agreed to convert a portion of the existing debt due from CD&L into equity and to modify the terms of the Senior Notes if the Investors purchased a portion of the notes and accepted similar modifications. The nature of the restructuring was as follows:

(a) The Original Note holders exchanged Senior Notes in the aggregate principal amount of $4,000,000 for shares of the Series A Convertible Redeemable Preferred Stock of the Company, par value $.001 per share (“Preferred Stock”), with a liquidation preference of $4,000,000. The Preferred Stock is convertible into 3,937,010 shares of Common Stock, does not pay dividends (unless dividends are declared and paid on the Common Stock) and is redeemable by the Company for the liquidation value. The conversion price is $1.016 per share which was equal to the average closing price for the Company’s common stock for the 5 days prior to the closing. Holders of the Preferred Stock have the right to elect two directors.

(b) The Original Note holders and the Company amended the terms of the remaining $7,000,000 principal balance of the Senior Notes, and then exchanged the amended notes for the new notes, which consist of two series of convertible notes, the Series A Convertible Subordinated Notes (the “Series A Convertible Notes”) in the principal amount of $3,000,000 and the Series B Convertible Subordinated Notes (“Series B Convertible Notes”) in the principal amount of $4,000,000 (collectively, the “Convertible Notes”). The loan agreement that governed the Senior Notes was amended and restated to reflect the terms of the Convertible Notes, including the elimination of most financial covenants. The principal amount of the Convertible Notes is due in a balloon payment at the maturity date of April 14, 2011. The Convertible Notes bear interest at a rate of 9% for the first two years of the term, 10.5% for the next two years and 12% for the final three years of the term and will be paid quarterly. As the interest on the Convertible Notes increases over the term of the notes, the Company records the associated interest expense on a straight-line basis using a blended rate of 10.71%, giving rise to accrued interest over the early term of the Convertible Notes. The terms of the two series of Convertible Notes are identical except for the conversion price ($1.016 for the Series A Convertible Notes, the average closing price for the Company’s common stock for the 5 days prior to the closing and $2.032 for the Series B Convertible Notes). The Series B Convertible Notes were subsequently extinguished on October 31, 2005, as described below.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) The Investors purchased the Series A Convertible Notes from the Original Note holders for a price of $3,000,000.

(d) The Company issued an additional $1,000,000 of Series A Convertible Notes to the Investors for an additional payment of $1,000,000, the proceeds of which were used to reduce short-term debt.

(e) The Investors, the Original Note holders and the Company entered into a Registration Rights Agreement pursuant to which the shares of the Company’s common stock issuable upon conversion of the Preferred Stock (3,937,010 shares) and the Convertible Notes (3,937,008 shares for Series A and 1,968,504 shares for Series B) would be registered for resale with the Securities and Exchange Commission (“SEC”). Subsequently, on August 2, 2005, the Company filed the required registration statement and the registration statement was declared effective on August 11, 2005.

The Company cannot be compelled to redeem the Preferred Stock for cash at any time.

As a result of the debt restructuring described above, the Company took a charge of $628,000 recorded in other expense in the second quarter of 2004, representing the unamortized balance of the original issue discount and deferred financing costs related to the original private placement of the Senior Notes.

Costs incurred relative to the aforementioned transactions amounted to approximately $592,000. Of this amount, $420,000 has been accounted for as deferred financing costs and is being amortized over the term of the new financing agreements. The remaining $172,000 has been accounted for as a reduction in paid-in capital. These amounts have been allocated based on the proportion of debt to equity raised in the aforementioned transactions. These amounts were subsequently adjusted due to the extinguishment of the Series B Convertible Notes. As of December 31, 2005, remaining costs related to this transaction amounted to approximately $337,000. Of this amount, $225,000 continues to be amortized as a deferred financing cost and $112,000 remains as a reduction of additional paid-in capital.

On October 31, 2005, the Company retired the Series B Convertible Notes that were issued to Paribas, Exeter Capital and Exeter Venture. The principal amount of the Series B Convertible Notes totaled $4,000,000 as of the retirement date. The portion of the Series B Convertible Notes held by Paribas was satisfied by a cash payment of $2,666,667 principal and $40,000 of accrued interest through October 31, 2005. Exeter Venture and Exeter Capital (collectively “Exeter”) held the remaining $1,333,333 of the Series B Convertible Notes. Exeter exercised their right of conversion of their notes and, as such, the Company issued to Exeter a total of 656,168 shares of the Company’s Common Stock. In addition, a cash payment of $20,000 was made to Exeter relating to accrued interest through October 31, 2005.

The warrants originally issued on January 29, 1999 remain outstanding at December 31, 2005 at an exercise price of $.001 per share (convertible into 506,250 shares of common stock). The warrants expire in January 2009.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt consisted of the following (in thousands) —

	DECEMBER 31,
	2005	2004
Series A Convertible Subordinated Notes	$4,000	$4,000
Series B Convertible Subordinated Notes	—	4,000
Capital lease obligations due through October 2007 with interest at rates ranging from 5.45% to 11.5% and collateralized by the related property.	7	5
Seller-financed debt on acquisitions, payable in monthly installments through May 2009, convertible into 155,197 shares of common stock at a weighted average exercise price of $6.15 per share. Interest is payable at rates ranging between 7.0% and 9.0%.	1,837	2,294

	5,844	10,299
Less — Current maturities	(552)	(487)

	$5,292	$9,812

The aggregate annual principal maturities of debt (excluding capital lease obligations) as of December 31, 2005 are as follows (in thousands) —

2006	$548
2007	528
2008	533
2009	228
2010	—
Thereafter	4,000

Total	$5,837

The Company leases certain transportation and warehouse equipment under capital lease agreements that expire at various dates through 2007. At December 31, 2005, minimum annual payments under capital leases, including interest, are as follows (in thousands) —

2006	$5
2007	3

Total minimum payments	8
Less — Amounts representing interest	(1)

Net minimum payments	7
Less — Current portion of obligations under capital leases	(4)

Long-term portion of obligations under capital leases	$3

(9) EMPLOYEE BENEFIT PLANS:

The Company adopted a 401(k) retirement plan during 1996. Substantially all employees are eligible to participate in the plan and are permitted to contribute an unlimited percentage of their annual salary, subject to Internal Revenue Service discrimination testing limitations. The Company has the right to make discretionary contributions that will be allocated to each eligible participant. The Company did not make discretionary contributions for the years ended December 31, 2005 and 2004.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10) INCOME TAXES:

Federal and state income tax provision (benefit) for the years ended December 31, 2005 and 2004 were as follows (in thousands) —

	2005	2004
Federal-
Current	$(108)	$(218)
Deferred	1,084	1,170
State	686	303

	$1,662	$1,255

The components of deferred income tax assets and liabilities were as follows (in thousands) —

	DECEMBER 31,
	2005	2004
Current deferred income tax liabilities —
Prepaid Expenses	$(1,165)	$(912)

Current deferred income tax assets —
Allowance for doubtful accounts	217	532
Insurance reserves	442	892
Net operating loss carry forward	71	15
Reserves and other, net	596	700
Tax credits	—	21
Valuation allowance	(4)	—

Total current deferred income tax assets	1,322	2,160

Net current deferred income tax assets	157	1,248

Non-current deferred income tax liabilities —
Fixed assets and intangibles	(1,361)	(1,100)

Non-current deferred income tax assets —
Capital loss carry forward	776	776
Valuation allowance	(776)	(776)

Total non-current deferred income tax assets	—	—
Net non-current deferred income tax liabilities	(1,361)	(1,100)

Net non-current deferred tax asset (liability)	$(1,204)	$148

The capital loss carry forward will expire in 2006 if not fully utilized. The Company has provided a full valuation allowance against this asset.

The Company has recorded a valuation allowance against its deferred tax assets at both December 31, 2005 and 2004, based upon the Company’s assessment of its ability to realize such assets. The valuation allowance increased by $4,000 during 2005.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The differences in Federal income taxes provided and the amounts determined by applying the Federal statutory tax rate (34%) to income before income taxes for the years ended December 31, 2005 and 2004, result from the following (in thousands) —

	2005	2004
Tax at statutory rate	$1,418	$965
Add (deduct) the effect of-
State income taxes, net of Federal benefit	541	200
Nondeductible expenses and other, net	104	111
Tax refunds not previously recognized	(389)	—
Tax credits	(12)	(21)

Provision for income taxes	$1,662	$1,255

(11) COMMITMENTS AND CONTINGENCIES:

Operating Leases —

The Company leases its office and warehouse facilities and certain of its vehicles under noncancelable operating leases, which expire at various dates through April 2013. The approximate minimum rental commitments of the Company, under existing agreements as of December 31, 2005, are as follows (in thousands) —

2006	$4,867
2007	3,661
2008	2,512
2009	1,532
2010	829
Thereafter	329

Rent expense, primarily for facilities, amounted to approximately $8,223,000 and $7,425,000 for the years ended December 31, 2005 and 2004, respectively.

Litigation —

The Company is, from time to time, a party to litigation arising in the normal course of its business, including claims for uninsured personal injury and property damage incurred in connection with its same-day delivery operations. In connection therewith, the Company has recorded liabilities of $555,000 and $774,000 as of December 31, 2005 and 2004, respectively.

Also from time to time, Federal and state authorities have sought to assert that independent contractors in the transportation industry, including those utilized by CD&L, are employees rather than independent contractors. The Company believes that the independent contractors that it utilizes are not employees under existing interpretations of Federal and state laws. However, Federal and state authorities have and may continue to challenge this position. Further, laws and regulations, including tax laws, and the interpretations of those laws and regulations, may change.

Management believes that none of the actions described above will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(12) STOCK OPTION PLANS:

The Company has two stock option plans under which employees and independent directors may be granted options to purchase shares of Company Common Stock at or above the fair market value at the date of grant. Options generally vest in one to four years and expire in 10 years.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Compensation Program —

In September 1995, the Board of Directors adopted, and the stockholders of the Company approved, the Company’s Employee Stock Compensation Program (the “Employee Stock Compensation Program”). The Employee Stock Compensation Program authorizes the granting of incentive stock options, nonqualified supplementary options, stock appreciation rights, performance shares and stock bonus awards to key employees of the Company, including those employees serving as officers or directors of the Company. The Company initially reserved 1,400,000 shares of Common Stock for issuance in connection with the Employee Stock Compensation Program. In June 1998 the Board of Directors adopted, and the stockholders of the Company approved, an additional 500,000 shares for issuance under the Employee Stock Compensation Program. In June 2000 the Board of Directors adopted, and the stockholders of the Company approved, the Year 2000 Employee Stock Compensation Program, which provided an additional 1,350,000 shares for issuance to key employees of the Company. In June 2001, the Board of Directors adopted, and the stockholders of the Company approved, an amendment to the Year 2000 Employee Stock Compensation Program, which provided an additional 375,000 shares for issuance to key employees of the Company. In October 2002, the Board of Directors adopted, and the stockholders of the Company approved, a second amendment to the Year 2000 Employee Stock Compensation Program, which provided an additional 375,000 shares for issuance to key employees of the Company. The Employee Stock Compensation Program is administered by a committee of the Board of Directors (the “Administrators”) made up of directors who are disinterested persons. Options and awards granted under the Employee Stock Compensation Program will have an exercise or payment price, as established by the Administrators, provided that the exercise price of incentive stock options may not be less than the fair market value of the underlying shares on the date of grant. Unless otherwise specified by the Administrators, options and awards will vest in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

Stock Option Plans for Independent Directors —

In September 1995, the Board of Directors adopted, and the stockholders of the Company approved, the Company’s 1995 Stock Option Plan for Independent Directors (the “Director Plan”). The Director Plan authorizes the granting of nonqualified stock options to non-employee directors of the Company. The Company has reserved 100,000 shares of Common Stock for issuance in connection with the Director Plan. In October 2002, the Board of Directors adopted, and the stockholders of the Company approved, the 2002 Stock Option Plan for Independent Directors, which provided an additional 100,000 shares for issuance to non-employee directors of the Company. The Director Plan is administered by a committee of the Board of Directors (the “Committee”), none of whom will be eligible to participate in the Director Plan. The Director Plan provided for an initial grant of an option to purchase 1,500 shares of Common Stock upon election as a director of the Company, a second option to purchase 1,000 shares of Common Stock upon the one-year anniversary of such director’s election and subsequent annual options for 500 shares of Common Stock upon the anniversary of each year of service as a director.

In June 1998, the stockholders of the Company approved amendments to the Director Plan. The amendments replaced the annual stock option grants of the original plan with quarterly grants of 1,250 shares of stock options on the first trading day of each fiscal quarter commencing on October 1, 1997. In August of 1998 and February of 1999, the Committee approved further amendments to the Director Plan. These amendments replaced the time period to exercise vested options after a participating director has served as a director for a period of three consecutive years or more. The Director Plan was amended to provide that, in the event any holder who has served as a director for three or more consecutive years shall cease to be a director for any reason, including removal with or without cause or death or disability, all options (to the extent exercisable at the termination of the director’s service) shall remain exercisable by the holder or his lawful heirs, executors or administrators until the expiration of the ten-year period following the date such options were granted. In June 2004, the stockholders of the Company approved another amendment to the Director Plan, whereby the quarterly grants of 1,250 shares of stock options on the first trading day of each fiscal quarter was replaced with an annual grant of 5,000 shares of stock options on the first trading day of the third quarter each year. In June 2005, the stockholders of the Company approved an amendment to the 2002 Stock Option Plan for Independent Directors which provided an additional 400,000 shares for issuance to non-employee directors of the Company.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding the Company’s stock option plans is summarized below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Shares under option:
Outstanding at December 31, 2003	1,915,197	$2.93
Granted	1,350,000	$1.24
Exercised	—	—
Canceled	(203,800)	$1.94

Outstanding at December 31, 2004	3,061,397	$2.25
Granted	1,257,777	$1.89
Exercised	—	—
Canceled	(70,174)	$13.00

Outstanding at December 31, 2005	4,249,000	$1.97

Options exercisable at:
December 31, 2004	2,146,400	$2.67

December 31, 2005	3,556,011	$2.06

At December 31, 2005, options available for grant under the Employee Stock Compensation Program and the Director Plan total 2,000,000 and 251,000 shares, respectively. The 2,000,000 options available for grant under the Employee Stock Compensation Program are subject to ratification at the June 2006 annual stockholder meeting.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about option groups outstanding and exercisable at December 31, 2005:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AS OF DECEMBER 31, 2005	WEIGHTED AVERAGE REMAINING LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AS OF DECEMBER 31, 2005	WEIGHTED AVERAGE EXERCISE PRICE
$0.350 – $1.050	167,500	6.20	$0.557	167,500	$0.557
$1.170 – $1.170	1,000,000	8.28	$1.170	666,668	$1.170
$1.400 – $1.813	810,500	6.23	$1.650	660,834	$1.683
$1.850 – $1.930	1,209,777	9.66	$1.900	999,786	$1.899
$2.000 – $3.875	868,941	3.00	$2.661	868,941	$2.661
$4.375 – $6.000	192,282	1.27	$5.906	192,282	$5.906

Totals	4,249,000	6.80	$1.965	3,556,011	$2.06

(13) EMPLOYEE STOCK PURCHASE PLAN

Effective April 1, 1998, CD&L adopted an Employee Stock Purchase Plan (the “Employee Purchase Plan”), which was amended in 1999. The Employee Purchase Plan permits eligible employees to purchase CD&L common stock at 85% of the closing market price on the last day prior to the commencement or the end of the purchase period. The Employee Purchase Plan provides for the purchase of up to 500,000 shares of common stock. No shares were issued under the Employee Purchase Plan during 2005 or 2004.

(14) STOCKHOLDER PROTECTION RIGHTS AGREEMENT

On December 27, 1999, the Board of Directors of the Company announced the declaration of a dividend of one right (a “Right”) for each outstanding share of Common Stock of the Company held of record at the close of business on January 6, 2000, or issued thereafter, and prior to the time at which they separate from the Common Stock and thereafter pursuant to options and convertible securities outstanding at the time they separate from the Common Stock. The Rights were issued pursuant to a Stockholder Protection Rights Agreement, dated as of December 27, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent. Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $0.01 per share, for $27.00 (the “Exercise Price”), subject to adjustment. The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will separate from the Common Stock if any person or group (subject to certain exceptions including the April 14, 2004 financial restructuring) becomes the beneficial owner of fifteen percent or more of the Common Stock or any person or group (subject to certain exceptions) makes a tender or exchange offer that would result in that person or group beneficially owning fifteen percent or more of the Common Stock. In April 2004, the Company amended the Plan to exclude persons participating in the April 14, 2004 financial restructuring so long as their ownership was less than 30%. Upon separation of the Rights from the Common Stock, each Right (other than Rights beneficially owned by the acquiring person or group, which Rights shall become void) will constitute the right to purchase that number of shares of Common Stock of the Company having a market price equal to twice the Exercise Price for an amount equal to the Exercise Price. In addition, if a person or group who has acquired beneficial ownership of 15% or more of the Common Stock controls the Board of Directors of the Company and the Company engages in certain business combinations or asset sales, then the holders of the Rights (other than the acquiring person or group) will have the right to purchase common stock of the acquiring company having a market value equal to two times the Exercise Price.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In certain circumstances, the Board of Directors may elect to exchange all of the then outstanding Rights (other than Rights beneficially owned by the acquiring person or group, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect certain changes in the capital stock of the Company. In addition, the Board of Directors may, prior to separation from the Common Stock, redeem all (but not less than all), the then outstanding Rights at a price of $.01 per Right. Unless redeemed, exchanged or amended on an earlier date, the Rights will expire on the tenth anniversary of the record date.

At December 31, 2005 and 2004, no Rights have been exchanged.

(15) RELATED PARTY TRANSACTIONS:

Leasing Transactions —

Effective as of February 1, 2003, the Company has leased its former vehicle repair facility to a company whose principal is a stockholder and former executive of the Company. During the years ended December 31, 2005 and 2004, the Company made payments for vehicle maintenance and repairs of approximately $25,000 and $87,000, respectively. Additionally, the Company recorded rental income from this company of approximately $18,000 during the year ended December 31, 2004. No related rental income was recorded in 2005.

Certain subsidiaries of the Company paid approximately $94,000 and $236,000 for the years ended December 31, 2005 and 2004, respectively, in rent to certain directors, stockholders or companies owned and controlled by directors or stockholders of the Company (other than the transaction noted above). Rent is paid for office, warehouse facilities and transportation equipment. At December 31, 2005 and 2004, the Company owed $1,000 and $3,000, respectively, to related parties in connection with these transactions.

Consulting Agreement —

On or about July 1, 2005, the Company entered into a consulting agreement with one of its directors, Thomas E. Durkin III, pursuant to which Mr. Durkin will provide consulting services to the Company with respect to business and financial matters. He will focus on merger and acquisition activities, including developing strategies, evaluating, structuring and negotiating potential transactions and otherwise assisting the Chief Executive Officer with respect to such matters. In consideration for his services, the Company paid Mr. Durkin a fee of $75,000 on or about July 1, 2005 and agreed to pay him $125 per hour for his services under the agreement. In addition, if the Chief Executive Officer requests Mr. Durkin to work on a particular transaction, Mr. Durkin will become entitled to receive, upon consummation of such a transaction, a success fee of at least $300,000 plus such other amount, if any, as may be authorized by the Chief Executive Officer and the Board of Directors or an appropriate committee thereof. The consulting agreement is terminable by either party on 30 days written notice.

Settlement Agreement —

On or about September 30, 2005, the Company entered into a settlement agreement with Global Delivery Systems LLC, a New York limited liability company (“GDS”), arising from disputes under an Asset Purchase Agreement dated as of March 7, 2001 (the “Agreement”), pursuant to which, the Company sold its former next-flight-out air delivery and related ground service business to an affiliate of GDS. Under the Agreement, GDS had agreed to indemnify the Company, from and against, certain costs and to reimburse it for certain insurance losses. The Company asserted that it was due approximately $807,000 under the insurance reimbursement provisions of the Agreement and GDS disagreed with the claim. Pursuant to the Settlement Agreement, the Company and GDS have agreed that the Company will release GDS, in exchange for the sum of $300,000 to be paid to the Company pursuant to the terms of a promissory note (the “Note”) bearing interest at 8% per annum, payments of interest only, due quarterly commencing January 1, 2006 to the date of maturity, and with the balance of principal and interest due and payable to the Company on September 30, 2008. The $300,000 was recorded as a reduction of cost of revenue in the accompanying consolidated statement of operations for the year ended December 31, 2005. The Note is secured by certain accounts receivable and insurance accounts of GDS. William Beaury, a principal of GDS, is a 50% owner of an entity which owns approximately 6% of the outstanding common stock of the Company.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16) SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest and income taxes (net of refunds received) for the years ended December 31, 2005 and 2004 were as follows (in thousands) —

	2005	2004
Interest	$1,385	$1,369
Income taxes	$(581)	$731

Non-cash financing activities during the year ended December 31, 2005 related to the $1,333,000 extinguishment of the Series B Convertible Notes as a result of conversion into the Company’s common stock and capital lease obligations incurred during 2005 of $5,000. There were no capital lease obligations incurred during 2004.

In addition, there was a $60,000 reduction in prepaid expenses as a result of the write-off of deferred financing costs related to the extinguishment of the Series B Convertible Notes. This reduction in prepaid was offset against additional paid-in capital as it related to the portion of the Series B Convertible Notes which were converted into the Company’s common stock.

(17) QUARTERLY FINANCIAL DATA (UNAUDITED):

Unaudited quarterly financial data for the years ended December 31, 2005 and 2004 were as follows (in thousands, except per share amounts) —

	QUARTER ENDED
	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Year ended December 31, 2005
Revenue	$52,355	$54,207	$57,135	$58,186
Gross profit	10,309	10,840	11,058	11,384
Net income	$428	$626	$840	$613
Basic income per share	$.05	$.07	$.09	$.06
Diluted income per share	$.03	$.04	$.05	$.04
Basic weighted average common shares outstanding	9,356	9,356	9,356	9,791
Diluted weighted average common shares outstanding	20,253	20,248	20,288	19,539

Year ended December 31, 2004:
Revenue	$46,482	$49,257	$49,705	$52,280
Gross profit	8,598	9,363	9,367	10,126
Net income	$169	$8	$492	$914
Basic income per share	$.02	$.00	$.06	$.11
Diluted income per share	$.02	$.00	$.03	$.06
Basic weighted average common shares outstanding	7,659	7,659	7,659	7,972
Diluted weighted average common shares outstanding	8,238	12,570	18,336	18,907

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(18) SUBSEQUENT EVENT:

Replacement of the Fleet Facility

As of January 31, 2006, CD&L and Bank of America, N.A. (successor by merger to Fleet Capital Corporation) entered into a new agreement (the “Bank of America Facility”) which replaced the prior Fleet Facility. The Bank of America Facility, which expires on September 30, 2008, continues to provide CD&L with standby letters of credit, prime rate based loans at the bank’s prime rate, as defined, and LIBOR based loans at the bank’s LIBOR rate, as defined, plus 200 basis points. Credit availability is based on eligible amounts of accounts receivable, as defined, up to a maximum amount of $20,000,000 and is collateralized by substantially all of the assets, including certain cash balances, accounts receivable, equipment, leasehold improvements and general intangibles of the Company and its subsidiaries.

SCHEDULE II

CD&L, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(IN THOUSANDS)

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	WRITE-OFFS (NET OF RECOVERIES)	OTHER	BALANCE AT END OF PERIOD
For the year ended December 31, 2005 — Allowance for doubtful accounts	$1,330	$(97)	$(691)	—	$542

For the year ended December 31, 2004 — Allowance for doubtful accounts	$872	$867	$(409)	—	$1,330

See Report of Independent Registered Public Accounting Firm

CD&L, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

	June 30, 2006	December 31, 2005
	(Unaudited)	(Note 1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$543	$837
Accounts receivable, net	28,745	26,376
Prepaid expenses and other current assets	3,495	4,048

Total current assets	32,783	31,261

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net	3,575	3,438
GOODWILL, net	11,531	11,531

OTHER INTANGIBLE ASSETS AND DEFERRED FINANCING COSTS, net
	1,083	1,185
OTHER ASSETS	741	932

Total assets	$49,713	$48,347

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$9,371	$8,921
Current maturities of long-term debt	542	552
Accounts payable, accrued liabilities and bank overdrafts
	17,089	15,423

Total current liabilities	27,002	24,896
LONG-TERM DEBT, net of current maturities	5,015	5,292
OTHER LONG-TERM LIABILITIES	1,771	1,775

Total liabilities	33,788	31,963

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value; 2,000,000 shares authorized; 393,701 shares issued at June 30, 2006 and December 31, 2005	4,000	4,000
Common stock, $.001 par value; 30,000,000 shares authorized; 10,046,846 and 10,041,846 shares issued at June 30, 2006 and December 31, 2005, respectively	10	10
Additional paid-in capital	15,745	15,592
Treasury stock, 29,367 shares of common stock at cost	(162)	(162)
Accumulated deficit	(3,668)	(3,056)

Total stockholders’ equity	15,925	16,384

Total liabilities and stockholders’ equity	$49,713	$48,347

See accompanying notes to condensed consolidated financial statements.

CD&L, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Revenue	$61,911	$54,207	$122,350	$106,562
Cost of revenue	50,220	43,367	99,453	85,414

Gross profit	11,691	10,840	22,897	21,148

Costs and Expenses:

Selling, general and administrative expenses	12,541	9,088	22,733	17,968
Depreciation and amortization	333	277	651	550
Other (income) expense, net	—	(9)	(16)	(9)
Interest expense	401	366	757	756

Total Costs and expenses	13,275	9,722	24,125	19,265

(Loss) income before provision for income taxes	(1,584)	1,118	(1,228)	1,883
(Benefit) provision for income taxes	(783)	492	(616)	829

Net (loss) income	$(801)	$626	$(612)	$1,054

Net (loss) income per share:
Basic	$(.08)	$.07	$(.06)	$.11

Diluted	$(.08)	$.04	$(.06)	$.06

Basic weighted average common shares outstanding	10,017	9,356	10,016	9,356

Diluted weighted average common shares outstanding	10,017	20,248	10,016	20,251

See accompanying notes to condensed consolidated financial statements.

CD&L, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) income	$(612)	$1,054
Adjustments to reconcile net (loss) income to net cash provided by operating activities—
Gain on disposal of equipment and leasehold improvements	(4)	(5)
Depreciation and amortization, including amortization of deferred financing costs	687	606
Stock-based compensation expense	151	—
Changes in operating assets and liabilities
(Increase) decrease in -Accounts receivable, net	(2,369)	(827)
Prepaid expenses and other current assets	553	1,357
Other assets	191	(434)
(Decrease) increase in -Accounts payable, accrued liabilities and bank overdrafts	1,666	1,317
Other long-term liabilities	(4)	115

Net cash provided by operating activities	259	3,183

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment and leasehold improvements	23	22
Additions to equipment and leasehold improvements	(647)	(443)

Net cash used in investing activities	(624)	(421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term borrowings	450	(1,315)
Repayments of long-term debt	(287)	(238)
Proceeds from issuance of common stock	2	—
Deferred financing costs	(94)	—

Net cash provided by (used in) financing activities	71	(1,553)

Net (decrease) increase in cash and cash equivalents	(294)	1,209
CASH AND CASH EQUIVALENTS, beginning of period	837	617

CASH AND CASH EQUIVALENTS, end of period $	543	$1,826

See accompanying notes to condensed consolidated financial statements.

CD&L, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The condensed consolidated balance sheet at December 31, 2005 has been derived from the audited financial statements at that date. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2006. For further information, refer to the audited consolidated financial statements and footnotes thereto of CD&L, Inc. (the “Company” or “CD&L”) elsewhere herein.

(2)	STOCK-BASED COMPENSATION

As of June 30, 2006, the Company maintains certain stock-based compensation plans that are described in Note 12 to the consolidated financial statements included elsewhere herein. Under these plans, the Company may grant stock options to employees and directors of the Company. The Company may grant up to a maximum of 4,000,000 options under the Employee Stock Compensation Program (the “ESCP”) and up to a maximum of 500,000 options under the 2002 Stock Option Plan for Independent Directors (the “Director Plan”). At June 30, 2006, options available for grant under the ESCP and the Director Plan total 2,000,000 and 251,000, respectively.

Prior to January 1, 2006, as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”), compensation cost for employee and director stock options was recognized using the intrinsic value method described in APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Effective January 1, 2006, the Company adopted the fair-value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” (“SFAS 123R”) and Securities and Exchange Commission Staff Accounting Bulletin No. 107. Under SFAS 123R, the fair value of employee and non-employee options granted is amortized over the related service period. SFAS 123R was adopted using the modified prospective transition method; therefore, prior periods have not been restated. Compensation expense recognized in the three and six months ended June 30, 2006 includes compensation cost for all share-based payments granted to employees and directors prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Compensation cost for any share-based payments granted subsequent to January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

Stock options are granted with exercise prices not less than the fair market value of the Company’s common stock at the time of grant and with an exercise term not to exceed 10 years. Generally, stock options granted under the ESCP become exercisable in three installments over a period of two years. Stock options granted under the Director Plan generally become exercisable after one year. Option awards usually provide for accelerated vesting upon retirement, death or disability. The Company granted 0 and 400,000 options during the three months ended June 30, 2006 and 2005, respectively, and 0 and 500,000 options during the six months ended June 30, 2006 and 2005, respectively.

As a result of adopting SFAS 123R, our loss before taxes for the six months ended June 30, 2006 is $151,000 higher and our net loss is $80,000 higher than if we had continued to account for stock-based compensation under APB 25. Compensation expense is recognized in the selling, general and administrative expenses line items of the accompanying condensed consolidated statements of operations on a ratable basis over the vesting periods. These awards have been classified as equity instruments, and as such, a corresponding increase of $151,000 has been reflected in additional paid-in capital in the accompanying condensed consolidated balance sheet as of June 30, 2006. There were no capitalized stock-based compensation costs at June 30, 2006 and 2005. As of June 30, 2006, there was $95,000 of total unrecognized compensation cost related to non-vested stock options to be recognized over a weighted-average period of 1.32 years.

The intrinsic values of options exercised during the six months ended June 30, 2006 and 2005 were not significant. The total cash received from the exercise of stock options was $2,000 and $0 for the six months ended June 30, 2006 and 2005, respectively, and is classified as financing cash flows in the accompanying condensed consolidated statements of cash flows. New shares of the Company’s common stock are issued upon exercise of the options. Prior to the adoption of SFAS 123R, any tax benefits of deductions resulting from the exercise of stock options would have been presented as operating cash flows in the statements of cash flows. SFAS 123R requires that cash flows from tax benefits attributable to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) be classified as financing cash flows. The Company did not have any significant excess tax benefits for the six months ended June 30, 2006.

Since employee options are granted with exercise prices that are not less than market value, the Company did not record any stock-based employee compensation in the three and six months ended June 30, 2005. The fair value for employee and non-employee options granted used in determining pro forma net income below was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the three and six months ended June 30, 2005. There were no stock options granted during the three or six months ended June 30, 2006.

	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005
Risk-free interest rate	3.8%	3.5%
Volatility factor	38%	47%
Expected life	7 years	7 years
Dividend yield	None	None

The risk-free interest rate is based on reference to United States Treasury securities with terms matching the expected term of the subject options. The expected life of the 2005 option grants related to the above referenced periods was based on historical exercises and terminations. Due to the insignificant number of stock option exercises during the past several years, the Company has estimated the expected life of options granted to be the midpoint between the average vesting term and the contractual term. The expected volatility was based on an analysis of the volatility of the Company’s stock price using alternative historical periods of time and alternative statistical measures of volatility (exponential weighted moving average and the GARCH measure of volatility). The expected dividend yield is zero.

Changes in outstanding options in the six months ended June 30, 2006 are as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (1)
Options outstanding at December 31, 2005	4,249,000	$1.97
Granted	—	—
Exercised	(5,000)	$0.47
Canceled	—	—

Options outstanding at June 30, 2006	4,244,000	$1.97	6.31	$2,071,000

Options exercisable at June 30, 2006	4,019,342	$1.97	6.15	$2,002,000

Options available for grant at June 30, 2006	2,251,000

(1)	The aggregate intrinsic value has been calculated based on the difference between the exercise price of in-the-money options versus the Company’s closing stock price as of June 30, 2006.

The table below presents the pro forma effect on net income and basic and diluted net income per share if the Company had applied a fair value recognition method instead of the intrinsic value method to options granted under the Company’s stock option plans for the three and six months ended June 30, 2005. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option-pricing model and amortized to expense over the options’ vesting periods.

The pro forma information regarding net income and net income per share is as follows (in thousands, except per share data):

	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005
Net income, as reported	$626	$1,054
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(146)	(265)

Pro forma net income	$480	$789

Net income per share:
Basic, as reported	$.07	$.11
Diluted, as reported	$.04	$.06
Basic, pro forma	$.05	$.08
Diluted, pro forma	$.03	$.05

(3) SHORT-TERM BORROWINGS:

Short-term borrowings totaled $9,371,000 and $8,921,000 as of June 30, 2006 and December 31, 2005, respectively. At December 31, 2005, short-term borrowings consisted of a line of credit balance of $8,080,000 and $841,000 of outstanding borrowings related to the insurance financing arrangements entered into in 2005. There were no balances related to the insurance financing arrangements at June 30, 2006.

As of June 27, 2002, CD&L and Summit Business Capital Corporation, doing business as Fleet Capital—Business Finance Division, entered into an agreement establishing a revolving credit facility (the “Fleet Facility”) of $15,000,000. The Fleet Facility which was due to expire on June 27, 2005 but was extended through January 31, 2006, provided CD&L with standby letters of credit, prime rate based loans at the bank’s prime rate, as defined, plus 25 basis points and LIBOR based loans at the bank’s LIBOR, as defined, plus 225 basis points. Credit availability was based on eligible amounts of accounts receivable, as defined, up to a maximum amount of $15,000,000 and was collateralized by substantially all of the assets, including certain cash balances, accounts receivable, equipment, leasehold improvements and general intangibles of the Company and its subsidiaries.

As of January 31, 2006, CD&L and Bank of America, N.A. (successor by merger to Fleet Capital Corporation) entered into a new agreement (the “Bank of America Facility”) which replaced the prior Fleet Facility. The Bank of America Facility, which expires on September 30, 2008, continues to provide CD&L with standby letters of credit, prime rate based loans at the bank’s prime rate, as defined (8.25% at June 30, 2006), and LIBOR based loans at the bank’s LIBOR rate, as defined, plus 200 basis points. Credit availability is based on eligible amounts of accounts receivable, as defined, up to a maximum amount of $20,000,000 and is collateralized by substantially all of the assets, including certain cash balances, accounts receivable, equipment, leasehold improvements and general intangibles of the Company and its subsidiaries. The maximum borrowings outstanding under the Bank of America Facility during the six months ended June 30, 2006 were $10,872,000. As of June 30, 2006, the Company had total cash on hand and borrowing availability of $5,670,000 under the Bank of America Facility, after adjusting for restrictions related to outstanding standby letters of credit of $4,582,000 and minimum availability requirements.

Under the terms of the Bank of America Facility, the Company is required to maintain certain financial ratios and comply with other financial conditions. The Bank of America Facility also prohibits the Company from incurring certain additional indebtedness, limits certain investments, advances or loans and restricts substantial asset sales, capital expenditures and cash dividends. At June 30, 2006, the Company was in violation of certain of the financial covenants due to the reported net loss for the second quarter. On August 11, 2006, the Company obtained a waiver from its lender for the covenant violation. Bank of America has consented to the merger with Velocity and the revolving loan balance will be paid in full and closed on the merger date.

Costs incurred relative to the establishment of the Bank of America Facility amounted to approximately $94,000. This has been accounted for as deferred financing costs and is being amortized over the term of the new financing agreement. As of June 30, 2006, the unamortized portion of the deferred financing costs amounted to approximately $77,000.

(4) LONG-TERM DEBT:

On January 29, 1999, the Company completed a $15,000,000 private placement of the senior subordinated notes (the “Senior Notes”) and warrants with three financial institutions. The Senior Notes originally bore interest at 12.0% per annum and are subordinate to all senior debt including the Company’s Bank of America Facility. Under the terms of the Senior Notes, as amended, the Company was required to maintain certain financial ratios and comply with other financial conditions contained in the Senior Notes agreement.

At March 31, 2004, the Company owed $11,000,000 of principal on the Senior Notes. On April 14, 2004, an agreement was reached among the Company, BNP Paribas (“Paribas”), Exeter Venture Lenders, L.P. (“Exeter Venture”) and Exeter Capital Partners IV, L.P. (“Exeter Capital”) and together with Exeter Venture and Paribas (the “Original Note holders”) and certain members of CD&L management and others (“Investors”) as to the financial restructuring of the Senior Notes. The Original Note holders agreed to convert a portion of the existing debt due from CD&L into equity and to modify the terms of the Senior Notes if the Investors purchased a portion of the notes and accepted similar modifications. The nature of the restructuring was as follows:

(a) The Original Note holders exchanged Senior Notes in the aggregate principal amount of $4,000,000 for shares of the Series A Convertible Redeemable Preferred Stock of the Company, par value $.001 per share (“Preferred Stock”), with a liquidation preference of $4,000,000. The Preferred Stock is convertible into 3,937,010 shares of Common Stock, does not pay dividends (unless dividends are declared and paid on the Common Stock) and is redeemable by the Company for the liquidation value. The conversion price is $1.016 per share which was equal to the average closing price for the Company’s common stock for the 5 days prior to the closing. Holders of the Preferred Stock have the right to elect two directors.

(b) The Original Note holders and the Company amended the terms of the remaining $7,000,000 principal balance of the Senior Notes, and then exchanged the amended notes for the new notes, which consist of two series of convertible notes, the Series A Convertible Subordinated Notes (the “Series A Convertible Notes”) in the principal amount of $3,000,000 and the Series B Convertible Subordinated Notes (“Series B Convertible Notes”) in the principal amount of $4,000,000 (collectively, the “Convertible Notes”). The loan agreement that governed the Senior Notes was amended and restated to reflect the terms of the Convertible Notes, including the elimination of most financial covenants. The principal amount of the Convertible Notes is due in a balloon payment at the maturity date of April 14, 2011. The Convertible Notes bear interest at a rate of 9% for the first two years of the term, 10.5% for the next two years and 12% for the final three years of the term and will be paid quarterly. As the interest on the Convertible Notes increases over the term of the notes, the Company records the associated interest expense on a straight-line basis using a blended rate of 10.71%, giving rise to accrued interest over the early term of the Convertible Notes. The terms of the two series of Convertible Notes are identical except for the conversion price ($1.016 for the Series A Convertible Notes, the average closing price for the Company’s common stock for the 5 days prior to the closing and $2.032 for the Series B Convertible Notes). The Series B Convertible Notes were extinguished on October 31, 2005 and the Series A Convertible Notes were extinguished on July 11, 2006, as described below.

(c)	The Investors purchased the Series A Convertible Notes from the Original Note holders for a price of $3,000,000.

(d) The Company issued an additional $1,000,000 of Series A Convertible Notes to the Investors for an additional payment of $1,000,000, the proceeds of which were used to reduce short-term debt.

(e) The Investors, the Original Note holders and the Company entered into a Registration Rights Agreement pursuant to which the shares of the Company’s common stock issuable upon conversion of the Preferred Stock (3,937,010 shares) and the Convertible Notes (3,937,008 shares for Series A and 1,968,504 shares for Series B) would be registered for resale with the Securities and Exchange Commission (“SEC”). Subsequently, on August 2, 2005, the Company filed the required registration statement and the registration statement was declared effective on August 11, 2005.

The Company cannot be compelled to redeem the Preferred Stock for cash at any time.

Costs incurred relative to the aforementioned transactions amounted to approximately $592,000. Of this amount, $420,000 has been accounted for as deferred financing costs and is being amortized over the term of the new financing agreements. The remaining $172,000 has been accounted for as a reduction in paid-in capital. These amounts have been allocated based on the proportion of debt to equity raised in the aforementioned transactions. These amounts were subsequently adjusted due to the extinguishment of the Series B Convertible Notes. As of June 30, 2006, remaining costs related to this transaction amounted to approximately $337,000. Of this amount, $225,000 continued to be amortized as a deferred financing cost and $112,000 remained as a reduction of additional paid-in capital as of June 30, 2006. These amounts will be adjusted in connection with the extinguishment of the Series A Convertible Notes on July 11, 2006.

On October 31, 2005, the Company retired the Series B Convertible Notes that were issued to Paribas, Exeter Capital and Exeter Venture. The principal amount of the Series B Convertible Notes totaled $4,000,000 as of the retirement date. The portion of the Series B Convertible Notes held by Paribas was satisfied by a cash payment of $2,666,667 principal and $40,000 of accrued interest through October 31, 2005. Exeter Venture and Exeter Capital (collectively “Exeter”) held the remaining $1,333,333 of the Series B Convertible Notes. Exeter exercised their right of conversion of their notes and, as such, the Company issued to Exeter a total of 656,168 shares of the Company’s Common Stock. In addition, a cash payment of $20,000 was made to Exeter relating to accrued interest through October 31, 2005.

On July 11, 2006, the Series A Convertible Notes were converted into 3,937,008 shares of the Company’s common stock and the debt was retired. In addition, the 393,701 shares of Preferred Stock were converted into 3,937,010 shares of the Company’s common stock. See Note 7—Subsequent Events for further discussion.

The warrants originally issued on January 29, 1999 remain outstanding at June 30, 2006 at an exercise price of $.001 per share (convertible into 506,250 shares of common stock). The warrants were due to expire in January 2009. On July 3, 2006, Velocity Express Corporation (“Velocity”) entered into a warrant purchase agreement with the Original Note holders. On July 11, 2006, the warrants were exercised on a cashless basis for an aggregate exercise price of $506.25 so that Velocity received 506,075 shares of the Company’s common stock. See Note 7—Subsequent Events for further discussion.

Long-term debt consisted of the following (in thousands) -

	JUNE 30, 2006	DECEMBER 31, 2005
Series A Convertible Notes	$4,000	$4,000
Capital lease obligation due October 2007 with interest at 5.45% and collateralized by the related property.	3	7
Seller-financed debt on acquisitions, payable in monthly installments through May 2009, convertible into 134,193 and 155,197 shares of common stock at June 30, 2006 and December 31, 2005, respectively, at a weighted average exercise price of $6.15 per share. Interest is payable at rates ranging between 7.0% and 9.0%.	1,554	1,837

	5,557	5,844
Less - Current maturities	(542)	(552)

	$5,015	$5,292

(5) LITIGATION:

The Company is, from time to time, a party to litigation arising in the normal course of its business, including claims for uninsured personal injury and property damage incurred in connection with its same-day delivery operations.

Also from time to time, federal and state authorities have sought to assert that independent contractors in the transportation industry, including those utilized by CD&L, are employees rather than independent contractors. The Company believes that the independent contractors that it utilizes are not employees under existing interpretations of federal and state laws. However, federal and state authorities have and may continue to challenge this position. Further, laws and regulations, including tax laws, and the interpretations of those laws and regulations, may change.

In connection with the above matters, the Company has recorded reserves of $2,133,000 and $555,000 as of June 30, 2006 and December 31, 2005. The increases in reserves were due largely to a tentative settlement of an employment tax assessment in the State of California, increases in certain reserves as a result of continued settlement negotiations for existing claims and the establishment of new reserves for recently instituted litigation.

Management believes that none of these actions, including the actions described above, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(6) NET (LOSS) INCOME PER SHARE:

Basic net (loss) income per share represents net (loss) income divided by the weighted average shares outstanding. Diluted net income per share represents net income divided by the weighted average shares outstanding adjusted for the incremental dilution of potentially dilutive common shares.

A reconciliation of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows (in thousands) -

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2006	2005	2006	2005
Basic weighted average common shares outstanding	10,017	9,356	10,016	9,356
Effect of dilutive securities:
Stock options and warrants	—	1,049	—	1,052
Preferred Stock	—	3,937	—	3,937
Convertible Notes	—	5,906	—	5,906

Diluted weighted average common shares outstanding	10,017	20,248	10,016	20,251

A reconciliation of net (loss) income as reported to net (loss) income as adjusted for the effect of dilutive securities follows (in thousands)-
	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2006	2005	2006	2005
Net (loss) income, as reported	$(801)	$626	$(612)	$1,054
Effect of dilutive securities: Interest on Convertible Notes	—	129	—	257

Net (loss) income, as adjusted for the effect of dilutive securities	$(801)	$755	$(612)	$1,311

The following potentially dilutive common shares were excluded from the computation of diluted net (loss) income per share because the exercise or conversion price was greater than the average market price of common shares (in thousands):

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2006	2005	2006	2005
Stock options and warrants	1,266	1,135	1,409	1,135
Seller financed convertible notes	134	175	139	180
Convertible preferred stock	3,937	—	3,937	—
Subordinated convertible debentures	3,937	—	3,937	—

(7) SUBSEQUENT EVENTS:

Entry into a Definitive Merger Agreement

On July 3, 2006, CD&L and Velocity signed a definitive merger agreement for Velocity to acquire CD&L in a two-step, all cash transaction for $3.00 per share of common stock.

The merger agreement provides that, upon the terms and subject to the conditions contained in it, a wholly-owned subsidiary of Velocity (“Sub”) will be merged with CD&L, the separate corporate existence of Sub will cease, CD&L will be the surviving corporation and continue to be governed by the laws of the State of Delaware, and the corporate existence of CD&L with all its rights, privileges, immunities, powers, and franchises shall continue unaffected by the merger. Sub is also a party to the merger agreement.

At the effective time of the merger, each share of CD&L’s common stock issued and outstanding immediately before the merger, other than dissenting shares, will be canceled and converted into the right to receive $3.00 in cash, without interest. The $3.00 amount is subject to proportionate adjustment so as to maintain an aggregate merger consideration of approximately $33 million in the event that the total number of shares of common stock outstanding, or issuable (net of any exercise or conversion price) upon exercise or conversion of CD&L stock options outstanding, at the effective time of the merger is more or less than 11,039,238 shares. No adjustment of the per-share purchase price need be made as a result of any change in the number of shares unless such adjustment would exceed $0.01. After the merger is effective, each holder of a certificate representing shares of our common stock, other than dissenting shares, will no longer have any rights with respect to those shares, except for the right to receive the cash merger consideration. Each share of CD&L’s common stock held by CD&L, Velocity or its subsidiaries at the time of the merger will be canceled without any payment.

The Company has called for a special meeting on August 17, 2006 to seek shareholder approval of the merger agreement. If the merger agreement is approved at the special meeting and there is no litigation with respect thereto, it is anticipated that the merger will be completed immediately after the special meeting. Velocity, through its ownership of common stock acquired under the securities purchase agreements described below and through its rights under the voting agreement described below, has or controls the vote of a majority of the shares of the Company’s common stock, and has indicated that it will vote to approve the merger agreement.

Series A Preferred Stock, Common Stock and Warrant Purchase Agreements

On July 3, 2006, Velocity entered into a Series A Preferred Stock and Warrant Purchase Agreement with BNP Paribas (“Paribas”) and two Series A Preferred Stock, Common Stock and Warrant Purchase Agreements with Exeter Capital Partners IV, L.P. (“Exeter IV”), one of which related to securities purchased on June 30, 2006, by Exeter IV from the United States Small Business Administration as receiver for Exeter Venture Lenders, L.P. (“Exeter I”) and one relating to our securities held by Exeter IV prior to that date (collectively, the “preferred purchase agreements”). Under the preferred purchase agreements, Velocity purchased the 393,701 shares of the Company’s Preferred Stock and the 506,250 warrants from Paribas and Exeter IV and the 656,168 shares of the Company’s common stock held by Exeter IV.

Shortly after consummations of such purchases, Velocity provided notice of conversion of the Preferred Stock, effective as of July 11, 2006, into an aggregate of 3,937,010 shares of the Company’s common stock, and exercised the 506,250 warrants on a cashless basis for an aggregate exercise price of $506.25, so that it received 506,075 shares. As a result, under the preferred purchase agreements, Velocity acquired, in the aggregate, 5,099,253 shares of the Company’s common stock.

Series A Convertible Subordinated Debenture Purchase Agreement

On July 3, 2006, Velocity entered into a Series A Convertible Subordinated Debenture Purchase Agreement (the “debenture purchase agreement”) with the 14 individuals who held all of the Company’s Series A Convertible Notes in the aggregate principal amount of $4,000,000, including Albert W. Van Ness, Jr., Chairman and Chief Executive Officer of CD&L, William T. Brannan, President and a director of CD&L, Michael Brooks, Group Operations President and a director of CD&L, Russell Reardon, Chief Financial Officer of CD&L, Mark Carlesimo, General Counsel of CD&L, Matthew J. Morahan, a director of CD&L, Peter Young, a director of CD&L, five other officers of subsidiaries of the Company, a consultant to the Company, and one other individual (collectively, the “Series A debenture sellers”). Under the debenture purchase agreement, Velocity purchased the Series A Convertible Notes for an aggregate price of $12,795,276.

The Series A debenture sellers had been parties to a shareholders agreement with CD&L and the holders of the Preferred Stock under which they had a right of first refusal to acquire the Preferred Stock. As a condition to Velocity’s entry into the debenture purchase agreement, the Series A debenture sellers also entered into an agreement whereby they waived those rights of first refusal in connection with Velocity’s purchase of the Preferred Stock.

Shortly after the consummation of the debenture purchase, Velocity converted the Series A debentures into an aggregate of 3,937,008 shares of the Company’s common stock. As a result of this conversion and the preferred purchase agreement, as of July 11, 2006, Velocity will own 9,036,261 shares of the Company’s common stock, representing 49.1% of the outstanding shares of common stock.

Voting Agreement

As a condition to entering into the merger agreement and the debenture purchase agreement, Velocity required that each of Albert Van Ness, Jr., William T. Brannan, Michael Brooks, Russell J. Reardon, Matthew J. Morahan, Vincent P. Brana (a consultant to the Company and a former officer) and Jack McCorkell (an officer of one of our subsidiaries) enter into a voting agreement. Under the voting agreement each such stockholder agreed to vote in favor of the merger and the merger agreement and against any action which would result in a breach of the merger agreement or voting agreement. The voting agreement also provides that such stockholders will vote against any extraordinary corporate transaction, sale or transfer of assets, change to the Board of Directors, change in capitalization, charter or bylaws, change to the structure or business of CD&L, or any other action which would potentially interfere, delay or adversely effect the merger or transactions contemplated thereby. The prohibition does not apply to a vote for a competing merger offer that the Board determines to be on more favorable terms than the Velocity merger agreement, provided that the Board recommends the stockholders do not approve the merger transaction with Velocity. The voting agreement will terminate upon the earlier of the termination of the merger agreement, in accordance with its terms, or the effective date of the merger.